Willis Towers Watson Securities, LLC

(A Wholly Owned Subsidiary of Willis HRH, Inc.)

(SEC I.D. No. 317602)

Financial Statements as of and for the
Year Ended December 31, 2025, Supplemental
Schedules as of December 31, 2025, and Report of
Independent Registered Public Accounting Firm

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SEC FILE NUMBER

8-70858

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Willis Towers Watson Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Liberty Street, 7th Floor

(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Kevin Earls, Chief Executive Officer	212-915-7814	kevin.earls@wtwco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown PC

(Name – if individual, state last, first, middle name)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis HRH, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

I, Kevin Earls, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Willis Towers Watson Securities, LLC, as of December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kevin Earls
Chief Executive Officer of
Willis Towers Watson Securities, LLC

Notary Public

EILEEN ARCADIA ADDADY
Notary Public, State of New York
No. 01AD6221179
Qualified in Nassau County
Commission Expires April 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Willis Towers Watson Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Willis Towers Watson Securities, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

New York, New York

February 23, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis HRH, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	6,294,801
Commissions receivable		100,000
TOTAL	$	6,394,801

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payable to Parent	$	302,481
Accounts payable and accrued expenses		17,392
Total liabilities		319,873
MEMBER'S EQUITY:		6,074,928
TOTAL	$	6,394,801

See notes to financial statements.

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis HRH, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:		
Override and trading commissions	$	1,624,531
EXPENSES:		
Employee compensation and benefits		241,059
Regulatory and professional fees		183,699
Other operating expenses		545,339
Total expenses		970,097
INCOME BEFORE TAXES		654,434
INCOME TAX EXPENSE		162,609
NET INCOME	$	491,825

See notes to financial statements.

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis HRH, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

BALANCE — January 1, 2025	$ 5,583,103
Net income	491,825
BALANCE — December 31, 2025	$ 6,074,928

See notes to financial statements.

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis HRH, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	491,825
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		50,000
Accounts payable and accrued expenses		15,781
Payable to Parent		(18,074)
Net cash provided by operating activities		539,532
NET INCREASE IN CASH		539,532
CASH — January 1, 2025		5,755,269
CASH — December 31, 2025	$	6,294,801

See notes to financial statements.

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis HRH, Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED AND AS OF DECEMBER 31, 2025

1. **ORGANIZATION**

    Willis Towers Watson Securities, LLC (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company was formed as a limited liability company on November 2, 2021 and issued 100 membership shares which were wholly owned by Willis of Michigan, Inc. Willis of Michigan, Inc. made a capital contribution to the Company of $600,000 on January 24, 2022 with business commencing on August 18, 2022 when FINRA membership was granted. On October 31, 2024, Willis of Michigan, Inc., merged into Willis HRH, Inc. (the "Parent") and Willis HRH, Inc. became the new parent of the Company.

    The Company is registered to engage in investment advisory services for clients and the referral of registered representatives to unaffiliated broker-dealers for commissions and other distribution payments.

2. **SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Because these services are provided by the Parent, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

    Cash — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There is no restricted cash or cash equivalents included in the cash balance.

    Commissions Receivable — Commissions receivable are recognized net of allowance for expected credit losses. Credit losses are recorded, when necessary, in an amount considered by management to be sufficient to recognize incurred losses for expected credit losses to state the commissions receivable at their net realizable value. The Company recognized receivables from commissions of $150,000 at January 1, 2025 and $100,000 at December 31, 2025. The Company did not have any contract assets and liabilities at January 1, 2025 or December 31, 2025. There was no impairment expense recognized for the year ended December 31, 2025.

    Revenue Recognition — The Company is registered with FINRA to provide investment advisory services and referral of registered representatives to unaffiliated broker-dealers for commissions and other distribution payments ("Override and trading commissions").

Override and trading commissions – Customer contract revenue is earned from the sale of variable annuities and mutual fund shares. The Company may receive commissions upon the sale of a mutual fund or annuity as well as trail commissions as long as the security stays in place. The Company believes that its sole performance obligation is performed on the trade date as this is when the underlying financial instrument or purchaser is identified and the pricing is agreed upon. As such, all fixed consideration is recognized as of the trade date. Trail commissions are variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically at a point in time that cannot be determined in advance due to the determination of a fund asset value). These amounts are recognized monthly, quarterly, or annually, depending upon the terms of the specific agreement. The uncertainty of these variable amounts is dependent on the value of assets at future points in time and are influenced by market conditions.

Investment advisory services – Investment advisory fees consist primarily of retainers and periodic fees, earned in connection with advising on both buyers' and sellers' transactions. Fees are also earned for related advisory work and other services such as providing fairness opinions and valuation analyses. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction, opinion or analysis is delivered) as this is when value has been transferred to the client. There were no transactions for investment advisory fees for the year ended December 31, 2025. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no contract liabilities arising from investment advisory fees as of January 1, 2025 or December 31, 2025.

Reimbursed expenses – As the Company generally acts as a principal, all client reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included in revenue, and an equivalent amount of reimbursable expenses is included in other operating expenses as a cost of revenue as incurred. There were no reimbursable expenses for year ended December 31, 2025.

Interest income – Recognized as earned and included within other income in the accompanying statement of operations. There was no interest income for the year ended December 31, 2025.

Income Taxes — The Company is included in the consolidated federal and unitary state income tax returns filed by the Parent. The Company's share of the consolidated income taxes is determined using the modified "separate-return" method. Under this method, the Company determines current and deferred expense or benefit for the period as if the Company was filing a separate tax return. The Company's policy is to recognize a current income tax benefit for federal and state net operating losses when generated as these losses are utilized by the Parent and domestic subsidiaries. Also, for the purposes of evaluating whether existing net deferred tax assets are realizable the Company can consider its expectation of whether net deferred tax assets will ultimately be realized at the consolidated tax return level. The Company has not identified any unrecognized tax benefits for the year ended December 31, 2025.

Use of Estimates — These financial statements conform to U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Estimates are used when accounting for discretionary compensation, accrued liabilities, income taxes, commitments and contingencies, and revenue recognition. With respect to revenue recognition significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fair Value of Financial Instruments — At December 31, 2025, the Company had financial instruments including cash, commissions receivable, payables to Parent, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of their short-term nature.

Recent Accounting Pronouncements —

Not Yet Adopted

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which is intended to improve guidance on the measurement of credit losses for accounts receivable and contract assets. This ASU provides an optional practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets. The requirements for this ASU become effective for the Company on January 1, 2026. Early adoption is permitted and the guidance is applied prospectively to estimates of expected credit losses on asset balances prepared after the date of adoption. The Company does not intend to early-adopt this ASU and does not expect the ASU to have a material impact on its financial statements.

Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which is intended to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information within the income tax rate reconciliation and income taxes paid disclosures. It also includes certain other amendments intended to improve the effectiveness of income tax disclosures. Specifically, this ASU requires a tabular income tax rate reconciliation using both percentages and amounts disaggregated into specific categories with certain reconciling items at or above 5% of the statutory tax, further disaggregated by its nature and/or jurisdiction. Additionally, income taxes paid will be required to be presented by federal, state, local and foreign jurisdictions, including amounts paid to individual jurisdictions representing 5% or more of the total income taxes paid. This ASU became effective for the Company on January 1, 2025, at which time it was adopted. The Company has included the required disclosures within Note 3 — Income Taxes.

3.   INCOME TAXES

For the year ended December 31, 2025, the income tax expense consists of the following:

Current:		
Federal	$	130,738
State		31,871
Deferred:		
Federal		-
State		-
Income tax expense	$	162,609

Effective tax rate reconciliation

The income tax expense differs from the amount computed using the U.S. federal statutory income tax rate as follows:

Income before taxes	$	654,434	
Income tax expense at U.S. federal tax rate		137,431	21.0%
State and local taxes, net of federal income tax effect (a)		25,178	3.8%
Total	$	162,609	24.8%

(a) State taxes in California, Illinois, New Jersey, New York, and New York City made up the majority of the tax effect in this category.

Cash taxes paid

Income taxes paid are as follows:

U.S. Federal	$	129,651
U.S. State and Local (a)		31,541
Total income taxes paid, net	$	161,192

(a) State tax payments in California, Illinois, New Jersey, New York, and New York City made up the majority of the tax payments in this category.

4.   **RELATED-PARTY TRANSACTIONS**

The Parent provides the Company with various services, including management, accounting, and record keeping services, and allocates these costs to the Company. The Company recorded allocated management and administration expense of $365,339 and royalties of $180,000 from the Parent for the year ended December 31, 2025, and such amount is included in other operating expenses in the accompanying statement of operations. At December 31, 2025, the Company has a liability owed to the Parent of $302,481 for allocated management and accounting services, salary and benefits allocations, state and federal taxes, and other miscellaneous expenses. All transactions with related parties are settled throughout the year in the normal course of business, and any amounts outstanding at period end are short-term and expected to be settled within one year. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5.   **FAIR VALUE MEASUREMENT**

The Company follows FASB ASC 820, *Fair Value Measurement and Disclosure* ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurement, establishes a framework for measuring fair value, and expands disclosure about such fair value measurement.

The Company also follows the provisions of FASB ASC 825, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits an entity to choose to measure eligible financial instruments and other items at fair value as well as requires disclosures of estimated fair value of financial instruments carried at amortized cost at December 31, 2025.

At December 31, 2025 the Company did not have any financial instruments that were required to be measured at fair value on a recurring or non-recurring basis. The Company also did not make any elections to carry financial instruments at fair value as the Company determined that the carrying value of cash, commissions receivable, payables to Parent, and accounts payable approximated fair value.

6.   **SEGMENT INFORMATION**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment advisory services and referral of registered representatives to unaffiliated broker-dealers for commissions and other distribution payments. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and

loss of the segment are the same as those described in the summary of significant accounting policies and the segment results are the same as those reported on the statement of operations.

7.   CONCENTRATION OF RISKS

The Company maintains its cash balances with major depository institutions, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

8.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $5,974,928 that was $5,953,603 in excess of its required net capital of $21,325. The Company's ratio of aggregate indebtedness to net capital was 5.35% to 1 at December 31, 2025.

9.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued on February 23, 2026. No subsequent events were noted that required adjustment or disclosure in the financial statements.

* * * * * *

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis HRH, Inc.)

SCHEDULE G

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2025

Net capital — total member's equity	$ 6,074,928
Deductions — non-allowable assets from statement of financial condition:	
Commissions receivable	(100,000)
Total non-allowable assets	(100,000)
Total net capital	5,974,928
Minimum net capital required (the greater of 6-2/3% of aggregate indebtedness or $5,000)	21,325
Excess net capital	$ 5,953,603

Computation of Aggregate Indebtedness

Liabilities from Statement of Financial Condition	$ 319,873
Percent of aggregate indebtedness to net capital (liabilities divided by total net capital)	5.35%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the
Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited FOCUS Report filed by the Company on January 23, 2026.

See Report of Independent Registered Public Accounting Firm.

WILLIS TOWERS WATSON SECURITIES, LLC   SCHEDULE H
(A Wholly Owned Subsidiary of Willis HRH, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE PERIOD ENDED DECEMBER 31, 2025

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as the Company's business activities are limited to receiving transaction-based compensation for the referral of registered representatives to unaffiliated broker-dealers for commissions and other distribution payments in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See Report of Independent Registered Public Accounting Firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Willis Towers Watson Securities, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to Securities and Exchange Commission ("SEC") Rule 17a-5, in which Willis Towers Watson Securities, LLC (the "Company") stated the following:

(1) The Company is filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) referral of registered representatives to unaffiliated broker-dealers for commissions and other distribution payments in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and statements as well as the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

New York, New York

February 23, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

WILLIS TOWERS WATSON SECURITIES LLC
EXEMPTION REPORT

Willis Towers Watson Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company is filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: referral of registered representatives to unaffiliated broker-dealers for commissions and other distribution payments in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Willis Towers Watson Securities LLC

I, Kevin Earls, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Kevin Earls
Chief Executive Officer of
Willis Towers Watson Securities LLC

February 23, 2026